UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **February 12, 2004**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer I.D. No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Item 5. Other Events and Regulation FD Disclosure.

The following statement was released by Caterpillar Inc. on February 12, 2004. The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

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February 12, 2004

FOR IMMEDIATE RELEASE

<u>Caterpillar Announces Date of Annual Stockholders Meeting</u>

PEORIA, Ill. – Caterpillar Inc. (NYSE: CAT) will conduct its 2004 annual meeting of

stockholders on Wednesday, April 14. The time and location of the meeting will be established

and published in the company's 2004 proxy, which will be filed with the Securities and

Exchange Commission on or about February 24, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

February 12, 2004   By: /s/James B. Buda
                                      James B. Buda
                                      Vice President